Exhibit 99.1

INX Closes Initial Investment Phase with Republic; Partnership Set to Deepen and Accelerate

INX and Republic Double Down on Commitment to Transform Global Digital Asset Space

TORONTO (Aug. 18, 2023) – The INX Digital Company, Inc. (NEO: INXD, INXATS: INX, OTCQB: INXDF) (“INX”), a US-regulated broker-dealer, ATS, and transfer agent (via its wholly owned subsidiaries), announced today the successful closing of the initial investment by OpenDeal Inc. (dba Republic) (“Republic”), pursuant to the Subscription Agreement between INX and Republic dated June 15, 2023. Republic, a global financial firm operating a digital merchant bank and a network of investment platforms, has officially acquired 9.5% of INX’s issued and outstanding shares with a US$5.25 million investment which will be paid to INX in combination of cash and Preferred B Shares of Republic, reflecting a pre-money valuation for INX of approximately US$50 million.

With this significant milestone achieved, both entities are geared to further their collaboration (pursuant to the Collaboration Agreement dated June 15, 2023 between INX and Republic), aiming to broaden the horizons of tokenization infrastructure and democratize access to digital assets on an international scale. At the closing of the investment, INX and Republic intend to enter into a prospective non-binding term sheet in connection with the purchase of all the issued and outstanding share capital of INX on a fully diluted basis by Republic in consideration for an amount of up to US$120 million.

“This is more than just a business investment; it’s an investment in the future, which begins with a deep-rooted collaboration to reshape the global financial landscape. Having successfully integrated Republic’s initial investment, we are now looking forward to jointly harnessing our expertise to push the boundaries of what’s possible in the digital economy,” remarked Shy Datika, INX CEO.

Echoing this sentiment, Kendrick Nguyen, CEO of Republic, expressed, “Our initial investment in INX is just the starting point. As we move forward together, we’re not just aiming for growth, but for a complete rethink of how investors participate in digital finance, be they institutional or retail.”

The Republic & INX collaboration includes the Subscription Agreement, which enables a synergy of cash and shares, and a Collaboration Agreement, which propels both parties to democratize finance and foster economic expansion by:

●	INX’s tokenized asset services, ensuring they are available for secondary market trading on the round-the-clock INX ATS.

●	Seamlessly blending INX’s holistic trading mechanisms for pivotal digital assets, such as Bitcoin and Ethereum, with Republic’s expansive ecosystem.

●	Merging Republic’s FX broker-dealer prowess into the INX infrastructure.

●	Enlisting the Republic Note on the INX ATS and integrating the INX trading platform with the comprehensive Republic Wallet

Copies of the Subscription Agreement and Collaboration Agreement have been filed on the Company’s profile at www.Sedar.com. For more information about INX and its novel trading and capital-raising financial instruments for enterprises and companies worldwide, visit https://www.inx.co/.

INX has engaged Weild Capital, LLC (“WCL”) to act as its financial advisor, including in connection with the Republic investment. Pursuant to that engagement, WCL was paid a retainer fee of US$90,000 and will be paid a cash fee of US$288,750 (equal to 5.5% of the aggregate purchase price paid by Republic), and 661,452 share purchase warrants (equal to 3.0% of the shares issued to Republic). Each share purchase warrant is exercisable into one share at a price of US$0.2381. David Weild, the principal of WCL, is the chairman of the INX board. The engagement of WCL is a “related party transaction” for purposes of Multilateral Instrument 61-101 – Protection of Minority Interests in Special Transactions (“MI 61-101”), but is exempt from the minority approval and formal valuation requirements under MI 61-101 pursuant to sections 5.5(a) and 5.7(a) thereof. INX expects to release a material change report which will be filed less than 21 days prior to closing of the Republic investment, which INX believes reasonable in the circumstances because the engagement of WCL is on arm’s length terms and was previously disclosed in INX’s March 31 and June 30 financial statements and MD&A.

###

About INX:

INX provides regulated trading platforms for digital securities and cryptocurrencies. With the combination of traditional markets expertise and a disruptive fintech approach, INX provides state-of-the-art solutions to modern financial problems. INX is led by an experienced and dedicated team of business, finance, and technology veterans with the shared vision of redefining the world of capital markets via blockchain technology and a disciplined regulatory approach.

About The INX Digital Company, Inc.: INX is the holding company for the INX Group, which includes regulated trading platforms for digital securities and cryptocurrencies. The INX Group’s vision is to be the preferred global regulated hub for digital assets on the blockchain. The INX Group’s overall mission is to bring communities together and empower them with financial innovation. Our journey started with our initial public token offering of the INX Token in which we raised US$84 million. The INX Group is shaping the blockchain asset industry through its willingness to work in a regulated environment with oversight from regulators like the SEC and FINRA.

In addition to operating two regulated trading platforms for blockchain assets, INX’s interdealer broker, I.L.S. Brokers, plans to offer non-deliverable cryptocurrency forwards to Tier-1 banks in the future. For more information, please visit the INX Group website here.

About Republic:

Headquartered in New York City, Republic is a global financial firm operating an enterprise-focused digital merchant bank and a network of multi-jurisdictional retail-focused investment platforms. Backed by Valor Equity Partners, Galaxy Interactive, Morgan Stanley, Hashed, AngelList and other leading institutions, Republic boasts a portfolio of over 1500 companies and a community of nearly 3M members from over 100 countries. More than $2 billion has been deployed through investment platforms, funds, and firms within the Republic family of companies. Republic has established operations in the US, the UK, the UAE, South Korea, and Singapore.

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In disclosing the forward-looking information contained in this press release, INX has made certain assumptions, including with respect to, the continuous development of the INX trading platform, the completion of the transactions described herein, the offering of non-deliverable cryptocurrency forwards, and the development of the digital asset industry. Although INX believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Such factors include but are not limited to regulatory developments, the state of the digital securities and cryptocurrencies markets, and general economic conditions. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, INX disclaims any intention and assumes no obligation to update or revise any forward-looking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward-looking information or otherwise.

Neo Exchange is not responsible for the adequacy or accuracy of this press release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information, contact:

The INX Digital Company, Inc.
Investor Relations
+1 855 657 2314

Contact: Alan Silbert
Email: investorrelations@inx.co

For more information, contact:

Liz Whelan
liz@lwprconsulting.com
(312) 315-0160

3